United States securities and exchange commission logo





                           March 4, 2024

       Brian Strem, Ph.D.
       Chief Executive Officer
       Kiora Pharmaceuticals, Inc.
       332 Encinitas Boulevard, Suite 102
       Encinitas, CA 92024

                                                        Re: Kiora
Pharmaceuticals, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed February 28,
2024
                                                            File No. 333-277460

       Dear Brian Strem:

               Our initial review of your registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations thereunder and the requirements of the form. More specifically, it does not appear that financial statements complying with the updating requirements of Rule 8-08 of Regulation
       S-X are presented in your registration statement.

              We will provide more detailed comments relating to your registration statement following our review of a substantive amendment that addresses these deficiencies.

                                                        Please contact Jessica
Dickerson at 202-551-8013 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Robert A. Petitt, Esq.